Exhibit 99.1
TechFaith Reports Fourth Quarter and Full Year 2009 Financial Results
Highlights:
•	Fourth quarter revenues increased by 13.3% from the third quarter of 2009 and by 15.2% year-over-year to US$59.8 million.

•	Fourth quarter net income increased to US$3.1 million from a net loss US$3.4 million in the third quarter of 2009.

•	Full year 2009 revenue increased by 1.1% year-over-year to US$211.1 million.

•	Full year 2009 operating expense reduced by 37.9% year-over-year to US$24.9 million.
Beijing, China, March 15, 2010 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2009.
For the fourth quarter of 2009, TechFaith reported net revenue of US$59.8 million, a 13.3% increase compared to US$52.8 million in the third quarter of 2009 and a 15.2% increase compared to US$51.9 million in the same period of last year. Gross profit for the fourth quarter of 2009 was US$9.6 million, a 6.8% decrease compared to US$10.3 million in the previous quarter, a 14.3% increase compared to US$8.4 million in the same period last year. Gross margin for the fourth quarter of 2009 was 16.1% compared to 19.5% in the previous quarter and 16.2% in the same quarter last year. The decline in gross profit and gross margin was primarily due to the change in our product mix in the fourth quarter of 2009, as a result of which we generated a higher percentage of sales from feature phone products with lower average selling prices and lower margins compared with our other products. Operating expense for the fourth quarter was US$7.0 million, compared to US$5.0 million in the third quarter of 2009 and US$8.2 million in the same quarter last year. We recorded a US$0.6 million allowance for bad debt in the fourth quarter of 2009, while we did not incur such allowance in the third quarter of 2009 and recorded an allowance at the amount of US$1.0 million in the fourth quarter of 2008. Operating income for the fourth quarter of 2009 was US$2.9 million compared to US$5.6 million in the third quarter of 2009 and US$1.0 million in the fourth quarter of last year. Net income for the fourth quarter of 2009 was US$3.1 million compared to net loss US$3.4 million in the third quarter of 2009 and net income US$0.8 million in the fourth quarter of last year. The net income for the fourth quarter of 2009 included a US$1.8 million non-cash gain as a result of change in fair value of the derivatives associated with a convertible debt issued in 2009.
For the full year ended December 31, 2009, TechFaith reported total revenue of US$211.1 million, a 1.1% increase compared to US$208.9 million for the full year 2008. Operating expense for the full year 2009 was US$24.9 million, a 37.9% decrease compared to US$40.1 million for the full year 2008. Income from operations for the full year 2009 was US$13.8 million, a 109.1% increase compared to US$6.6 million for the full year 2008. Net income for the full year 2009 was US$6.3 million, or US$0.15 and US$0.14 per basic and diluted weighted average outstanding ADS, compared to a net income of US$8.0 million, or US$0.18 per weighted average outstanding ADS (basic and diluted) for the full year 2008. The decline in net income reflects a non-cash charge of US$5.3 million as a result of change in fair value of the derivatives associated with a convertible debt issued in 2009.
Defu Dong, TechFaith’s Chairman and CEO, said, “In 2009, we made considerable progress in our efforts to stabilize our core business, to establish our new mobile and online gaming businesses and to streamline our operating expenses. As a result of our efforts, revenues were stable in our original developed products (“ODP”) business, with 6.5% growth in the Smartphone sales year over year and high sales of feature phones in the Latin American and European markets year over year. We gained traction with our differentiated ODP business model by promoting middle to high-end products at more competitive pricing. In addition, we had improved sales of 3G products in China and improved sales of GSM products in Latin America and Southeast Asia in 2009. We are effectively controlling our operating expenses through improved R&D efficiency and human resources management. We will continue to work on margin improvement in our core business and initiate new marketing initiatives to develop local brands and to provide customized product offerings for distributors and operators.”

“We are pleased with the company’s significant progress in our gaming business throughout 2009. The Company recognized revenue in mobile build-in game service and mobile game development contract of $0.5 million in the fourth quarter of 2009. In our PC online gaming business, we now have three games close to completion as most of the development work has been finalized. We currently expect to launch all three games in the first half year of 2010. This follows the official launch of our first MMORPG PC online game, Fairy Online, into open beta version at the end of January, which received a positive response from game players. We are also encouraged by the progress our team is making in implementing new technologies, such as motion sensor games. We expect to continue to make progress as we move from an entrepreneurial start-up to an established gaming company with a strong title catalog and new title development pipeline.”
Mr. Dong further commented, “We will continue our focus on the ODP, branding and gaming businesses in 2010. In the ODP business, we will continue to provide middle to high-end product to our ODP business partners in China and overseas markets. For the branding business, we will use the QIGI brand to promote our smartphone brand in China and to promote fashionable mobile phone products under the Barbie brand name and potentially other brands. For our gaming business, we are targeting at total launching seven PC online games in 2010. We expect continuing progress and success in our mobile gaming business, and are optimistic given the positive potential impact on the company’s profitability.”
First Quarter 2010 Outlook
TechFaith currently expects revenue to be in the range of US$60 million to US$62 million for the first quarter of 2010. This forecast reflects TechFaith’s current and preliminary view, which is subject to change.
Investor Conference Call / Webcast Details
TechFaith will hold a conference call on Monday, March 15, 2010 at 7:00 p.m. U.S. Eastern Time (7:00 a.m. March 16, 2010 in Beijing), is +1-617-786-2964. The conference call passcode is 76367891. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.
A replay of the call will be available approximately 2 hours after the conclusion of the live call through 11:30 p.m. U.S. Eastern Time on March 22, 2010, (11:30 a.m., March 23, 2010 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 93952015. A webcast replay will also be available at www.techfaithwireless.com.
About TechFaith
TechFaith (NASDAQ: CNTF) is a China-based original developed product provider focused on the original design and sales of mobile phone products. TechFaith is also striving to build a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited. 798 Entertainment Limited currently engages in providing self-developed as well as co-developed and licensed cell phone contents.
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TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

•
With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

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TechFaith is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended			Twelve Months Ended
	December 31		September 30	December 31
	2009	2008	2009	2009	2008
		(As adjusted)(1)			(As adjusted)(1)
Revenues:
Handset design	$1,019	$7,168	$998	$4,482	$19,123
Product sales	58,254	44,687	51,801	206,106	189,727
Gaming	488	—	—	488	—

Total net revenues	$59,761	$51,855	$52,799	$211,076	$208,850

Cost of revenues:
Handset design	$1,593	$3,347	$942	$4,425	$10,308
Product sales	48,467	40,125	41,577	168,376	157,377
Gaming	64	—	—	64	-¡¡

Total cost of revenues	$50,124	$43,472	$42,519	$172,865	$167,685

Gross profit	$9,637	$8,383	$10,280	$38,211	$41,165

Operating expenses:
General and administrative	$2,947	$2,977	$1,459	$9,625	$15,098
Research and development	3,199	2,612	2,556	12,040	18,195
Selling and marketing	828	1,668	987	3,241	5,497
Impairment of long-lived assets	—	880	—	—	880
Exchange loss (gain)	(8)	40	(52)	(25)	455

Total operating expenses	$6,966	$8,177	$4,950	$24,881	$40,125

Government subsidy income	207	—	257	481	3,081
Other operating income	—	825	—	—	2,443

Income from operations	$2,878	$1,031	$5,587	$13,811	$6,564
Interest expense	(366)	(26)	(165)	(623)	(47)
Interest income	169	295	165	667	1,616
Other income (expenses), net	171	(11)	(94)	115	(22)
Change in fair value of derivatives associated with convertible debt	1,831	—	(9,214)	(5,270)	—
Change in fair value of put option	(27)	(663)	(39)	(84)	(855)

Income (loss) before income taxes	$4,656	$626	$(3,760)	$8,616	$7,256
Income tax benefits (expenses)	(1,215)	114	(1,314)	(3,642)	93

Net (loss) income	$3,441	$740	$(5,074)	$4,974	$7,349
Less: net income (loss) attributable to the noncontrolling interest	(329)	84	1,674	1,363	652

Net income (loss) attributable to Techfaith	$3,112	$824	$(3,400)	$6,337	$8,001

	Three Months Ended			Twelve Months Ended
	December 31		September 30	December 31
	2009	2008	2009	2009	2008
		(As adjusted)(1)			(As adjusted)(1)

Net income (loss) attributable to Techfaith per share
Basic	$0.00	$0.00	$(0.01)	$0.01	$0.01

Diluted	$0.00	$0.00	$(0.01)	$0.01	$0.01

Net income (loss) attributable to Techfaith per ADS*
Basic	$0.07	$0.02	$(0.08)	$0.15	$0.18

Diluted	$0.07	$0.02	$(0.08)	$0.14	$0.18

Weighted average shares outstanding
Basic	650,043,806	650,034,590	650,116,398	650,057,866	649,972,306

Diluted	776,158,621	650,097,813	650,116,398	720,889,120	650,062,312

Revenue Breakdown	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09
Handset design
Design fees	$3,264	$4,656	$1,051	$6,517	$186	$645	$449	$397
Royalty	$534	$277	$166	$181	$—	$245	$102	$66
Components sales related to design	$731	$520	$544	$465	$469	$745	$446	$487
Service income	$35	$164	$13	$5	$—	$22	$1	$69
Wireless software and applications	$—	$—	$—	$—	$—	$153	$—	$—

Product sales
Smart Phone	$18,123	$26,979	$29,367	$25,483	$27,186	$23,061	$23,750	$32,416
Feature phone	$23,156	$22,774	$18,525	$17,880	$20,190	$16,038	$22,442	$20,897
Wireless module	$3,752	$1,220	$1,035	$1,324	$639	$8,937	$5,497	$4,879
Other components	$—	$—	$109	$—	$—	$—	$112	$62

Gaming	$—	$—	$—	$—	$—	$—	$—	$488

Total net revenues	$49,595	$56,590	$50,810	$51,855	$48,670	$49,846	$52,799	$59,761

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands of U.S. Dollars)

	December 31, 2009	December 31, 2008	September 30, 2009
		(As adjusted) (1)
Assets
Current assets:
Cash and cash equivalents	$130,544	$78,926	$128,937
Restricted cash	—	162	81
Accounts receivable	28,992	37,804	24,175
Notes receivable	—	85	—
Amounts due from related parties	9,941	5,537	7,041
Inventories	22,937	37,763	26,192
Prepaid expenses and other current assets	12,420	10,003	15,292
Deferred tax assets-current	—	83	127

Total current assets	$204,834	$170,363	$201,845

Plant, machinery and equipment, net	$20,902	$24,667	$21,616
Construction in progress	23,680	23,458	23,548
Acquired intangible assets, net	632	921	665
Deferred tax assets-noncurrent	—	49	75
Goodwill	619	606	619

Total assets	$250,667	$220,064	$248,368

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long term payable	$799	$1,211	$916
Accounts payable	10,514	9,214	5,817
Amounts due to related parties	266	419	153
Accrued expenses and other current liabilities	10,484	10,247	9,409
Advance from customers	4,720	5,260	9,977
Deferred revenue	755	1,748	945
Income tax payable	1,162	149	1,453

Total current liabilities	$28,700	$28,248	$28,670

Convertible debt	15,441	—	16,907

Total liabilities	$44,141	$28,248	$45,577

Shareholders’ equity
Ordinary shares	$13	$13	$13
Additional paid-in capital	113,458	105,846	114,275
Accumulated other comprehensive income	23,863	24,427	23,881
Statutory reserve	10,993	8,542	8,542
Retained earnings	55,866	51,980	55,205

Total Techfaith shareholders’ equity	$204,193	$190,808	$201,916

Noncontrolling interest	$2,333	$1,008	$875

Total shareholders’ equity	$206,526	$191,816	$202,791

Total liabilities and shareholders’ equity	$250,667	$220,064	$248,368

1
Amount in relation to noncontrolling interest, formerly named minority interest, as of December 31, 2008 is reclassified in accordance with ASC 810 (formerly FASB Statement No. 160, Noncontrolling Interest), which was adopted by the Company on January 1, 2009.